Exibit 3.1.11

TURKS AND CAICOS ISLANDS
THE COMPANIES ORDINANCE 1981 (AN EXEMPTED COMPANY) MEMORANDUM AND ARTICLES OF ASSOCIATION OF CATHAY MERCHANT GROUP, INC. CORPORATION SERVICES LIMITED COCKBURN HOUSE MARKET STREET GRAND TURK.

THE COMPANIES ORDINANCE

MEMORANDUM OF ASSOCIATION

OF

CATHAY MERCHANT GROUP, INC

A Company Limited by Shares

(1)	The name of the Company is CATHAY MERCHANT GROUP, INC.

(2)	The Registered Office of the Company will be situate in Cockburn House, Cockburn Town, Grand Turk

(3)	The objects for which the Company is established are:

1.	To carry on the business of a merchant bank including but not limited to the provision of financial, business and investment advice, corporate finance advisory services, restructuring of businesses, acquisition of interests in businesses, refinancing obligations of clients, assisting in capital raising, and executing mergers, acquisitions, reorganizations, restructurings and divestitures, arranging bridging financing to businesses, secured and unsecured investment in indebtedness and new equity or debt issues of distressed companies.

2.	Without prejudice to the preceding sub-clause and to the extent that the same is not in conflict herewith the company shall have the ability to carry on any lawful business of any type or description in any part of the world and except to the extent that the Companies Ordinance 1981 (as amended) specifically provides, the company shall for the furtherance of its objects and of any duly authorised business carried on by it, have all the powers and discretions of a natural person of full capacity.

(4)	The capital of the Company is Ten Million United States Dollars (US$10,000,000.00) consisting of One Hundred Million (100,000,000) common shares with a par value of $0.10 per share provided always that the Company shall have power to redeem any or all such shares, and to increase or reduce the said capital of the Company, subject to the provisions of the Companies Ordinance, 1981 and to issue all or part of its capital whether original, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any postponement of right or any condition or restriction whatsoever, and to consolidate and divide all or any of its shares into shares of larger amount than its existing shares, and to subdivide any part of them into shares of smaller amount, and so that, unless the conditions of issue shall otherwise provide, every issue of shares whether states to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company as hereinbefore provided.